Exhibit (b)-(11)

EXECUTION VERSION

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT, dated as of May 11, 2015 (this “Agreement”), is made by and among Dr. Ge Li (the “Chairman”), ABG Capital Partners II GP, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“ABG”) and Boyu Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Boyu” and, together with ABG, the “Initial Sponsors”). Each of the Chairman, ABG and Boyu is referred to herein as a “Principal Consortium Member” and, collectively, as the “Principal Consortium Members”. Each of the Principal Consortium Members and any Additional Sponsor admitted to the Consortium after the date hereof pursuant to the terms of this Agreement is referred to herein as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to WuXi PharmaTech (Cayman) Inc., a company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“NYSE”) (the “Company”), pursuant to which the Company would be delisted from NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct or indirect, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company and becoming a direct or indirect, wholly-owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, on April 29, 2015, the Chairman and ABG submitted a joint, non-binding proposal, attached hereto as Schedule A (the “Proposal”), to the board of directors of the Company (the “Company Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence of the Company and its business, (b) discussions regarding the Proposal with the Company, (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Parties expect that the Company will be represented by a special committee of the Company Board comprised of independent and disinterested directors of the Company (the “Special Committee”)), including an agreement and plan of merger among Holdco, Merger Sub and the Company in form and substance to be agreed by members of the Consortium (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Company and (d) the negotiation of the terms of definitive debt financing documents in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Proposal; Debt Financing; Holdco Ownership

1.1 Participation in Transaction. The Parties agree to participate in the Transaction on the terms set forth in this Agreement.

1.2 Proposal. On April 29, 2015, the Chairman and ABG submitted the Proposal to the Company Board.

1.3 Debt Financing.

(a)	The Parties shall use reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction (the “Debt Financing”), on terms satisfactory to the Parties. The Parties shall jointly coordinate with banks and other financing sources to be identified by the Initial Sponsors and approved by the Chairman (the “Financing Banks”) in connection with the Debt Financing.

(b)	To the extent practicable and permitted by the Company Board or the Special Committee, each of the Parties shall (i) furnish the Financing Banks with financial, know-your-client and other pertinent information relevant to the financial condition, business, operations and assets of the Company, as may be reasonably requested by the Financing Banks and (ii) take all corporate or other actions reasonably requested by the Financing Banks to permit the consummation of the Debt Financing, including facilitating the pledging of collateral and, in connection therewith, executing and delivering any pledge and security documents, other definitive financing documents or certificates, and other documents as may be reasonably requested by the Financing Banks.

1.4 Holdco Ownership and Arrangements.

(a)	Prior to the execution of the Merger Agreement, the Parties shall (i) incorporate Holdco and shall cause Holdco to incorporate Merger Sub and other intermediate holding companies as requested by the Financing Banks (if any) and (ii) agree in good faith the memorandum and articles of association of Holdco, Merger Sub and other intermediate holding companies (if any) and the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b)	Prior to the execution of the Merger Agreement, the Parties or their respective Controlled Affiliates shall negotiate in good faith and enter into a term sheet for the shareholders agreement of Holdco, which shareholders agreement will be entered into by the Parties or their respective Controlled Affiliates promptly after the Closing.

(c)	To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, (i) each Party shall, to the extent Owning any Company Shares, enter into a roll-over agreement in connection with the execution of the Merger Agreement in customary form pursuant to which it will contribute at the Closing all Company Shares Owned by it to Holdco, and (ii) each Sponsor shall deliver an equity commitment letter in customary form, pursuant to which (and subject to the terms and conditions thereof) it will fund, at the Closing, cash to Holdco in an amount no less than as set forth opposite its name in Schedule B attached hereto (each Sponsor’s “Minimum Commitment Amount”), in each case in exchange for proportionate newly issued equity interests in Holdco.

(d)	The relative Ownership of Holdco by the Parties shall be based on their relative capital contributions to Holdco pursuant to Section 1.4(c) (with the Company Shares contributed by the Parties pursuant to Section 1.4(c)(i) being valued at the same per share consideration as provided in the Merger Agreement), except as otherwise agreed to by all of the Parties in writing.

(e)

Each Principal Consortium Member shall have the right to nominate one or more additional sponsors to provide additional equity capital for the consummation of the Transaction, the admission of which to the Consortium shall be subject to the Chairman’s consent in his sole discretion (such additional sponsors, the “Additional Sponsors”, and together with the Initial Sponsors, the “Sponsors”); provided that the Chairman shall consult with the Initial Sponsors regarding the admission of any additional sponsor in advance of such admission; provided further that the Chairman shall have the right to unilaterally admit one or more Affiliate(s) of the Chairman, other management members of the Company and/or other founders of the Company to the Consortium as Additional Sponsor(s), but the Chairman shall consult with the Initial Sponsors regarding any such admission in advance of such admission. Notwithstanding the foregoing, the Parties agree that, without the prior written consent of each of the Principal Consortium Members, no Additional Sponsor shall be added if such admission pursuant to this Section 1.4(e) shall result in the aggregate Company Shares Owned by the Consortium exceeding 4.9% or otherwise result in any obligation on any Party to file a Schedule 13D beneficial ownership report with the U.S. Securities and Exchange Commission. Any Additional Sponsor admitted to the Consortium pursuant to this Section 1.4(e) shall execute an adherence agreement to this Agreement substantially in the form attached hereto as Schedule C (the “Adherence Agreement”). Upon the admission of any Additional Sponsor, Schedule B shall be updated to reflect the amount of cash committed by such Additional Sponsor.

(f)	For the avoidance of doubt, the Parties agree that the obligation of the Parties to contribute Company Shares and cash to Holdco shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Merger Agreement (and the satisfaction or waiver of the various conditions to be set forth in the roll-over agreement and equity commitment letters, as applicable). Each Party agrees that it will cause Holdco and Merger Sub not to waive any conditions under or agree to any amendment of the Merger Agreement without the prior written consent of each of the Principal Consortium Members. Each Party further agrees that it will cause Holdco and Merger Sub not to determine that any conditions under the Merger Agreement have been satisfied or to consummate the Merger without the prior written consent of each of the Principal Consortium Members, which consent shall not be unreasonably withheld, delayed or conditioned.

2.	Participation in Transaction; Advisors; Approvals

2.1 Transaction Process.

(a)	The Parties shall cooperate and proceed in good faith to negotiate and consummate the Transaction (including without limitation undertaking further due diligence on the Company and its business and negotiating the terms and conditions of the Merger Agreement and other definitive transaction documents in respect of the Transaction including the Debt Financing) with the Special Committee and the Financing Banks, and the Principal Consortium Members shall participate in meetings and negotiations with the Special Committee, the Financing Banks and their respective advisors. In order to facilitate the foregoing and subject to the following sentence, the Parties agree that: (i) the Chairman, in consultation with the other Principal Consortium Members, shall be primarily responsible for negotiating with the Special Committee with respect to the Transaction; provided, that the Chairman shall (1) obtain the consent from the other Parties on any changes to the purchase price, (2) consult with the other Parties on the terms of all Transaction documentation, (3) share with the other Parties all drafts of the Transaction documentation, (4) inform the other Parties of the status of discussions and negotiations with the Special Committee and (5) include the Initial Sponsors in such negotiations if so reasonably requested; and (ii) ABG and Boyu, in consultation with the Chairman, shall be primarily responsible for procuring the Debt Financing and negotiating with the Financing Banks. Each Principal Consortium Member shall work in a coordinated manner and keep the other Principal Consortium Members updated on status and progress as it carries out its allocated responsibilities.

(b)	Each Party shall use its/his/her reasonable best efforts to execute a customary confidentiality agreement reasonably required by the Company in connection with gaining access to information with respect to the Company in connection with the Transaction.

2.2 Information Sharing. Each Party shall (a) comply with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) comply with any confidentiality agreements reasonably required by the Company, (c) share with all other Parties all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (d) provide each other Party or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation, (e) provide timely responses to requests by another Party for information, (f) apply the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement and (g) consult with each other Party and otherwise cooperate in good faith on any public statements regarding the Parties’ intentions with respect to the Company, any issuance of which shall be subject to Section 6.1. The Parties also acknowledge that the Transaction may be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agree to provide all information necessary to satisfy the applicable disclosure requirements under Rule 13e-3. Unless the Principal Consortium Members otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Parties agree and acknowledge that the Chairman shall not provide any information in breach of any of his obligations or fiduciary duties to the Company.

2.3 Appointment of Advisors.

(a)	The Principal Consortium Members shall agree on the scope and engagement terms of all joint Advisors to Holdco, the Consortium and/or the Parties in connection with the Transaction. Notwithstanding the foregoing, the Parties agree on the following Advisors: (i) Wilson Sonsini Goodrich & Rosati (“WSGR”), Sullivan & Cromwell (“S&C”) and Weil, Gotshal & Manges LLP (“WGM”) as counsel for U.S. and Hong Kong legal matters to the Consortium, with WSGR also acting as counsel for U.S. and Hong Kong legal matters to the Chairman, S&C also acting as counsel for U.S. and Hong Kong legal matters to ABG and WGM also acting as counsel for U.S. and Hong Kong legal matters to Boyu; and (ii) Conyers Dill & Pearman as counsel for Cayman Islands legal matters to the Consortium. The Parties further agree that (I) WSGR shall be primarily responsible for assisting the Chairman, in consultation with the other Principal Consortium Members and their respective counsel, in (A) negotiating with the Special Committee in connection with the Transaction and (B) negotiating with Additional Sponsors, and (II) S&C and WGM shall be primarily responsible for assisting ABG and Boyu, respectively, in consultation with the Chairman and WSGR, for negotiation with the Financing Banks in connection with the Debt Financing. The Consortium may from time to time engage additional Advisors that are approved by the Chairman to represent the Consortium in connection with the Transaction. The Parties agree and acknowledge that because of the types of clients which Advisors advise and the type of engagements in which Advisors are involved, Advisors may be requested to act for other persons on other matters where the interests of the other persons may be adverse to the Parties or their respective Affiliates in this or other matters, and that to the extent permitted by law, the engagement of Advisors in connection with the Transaction will not preclude any Advisor from acting for other persons on matters that are not substantially related to this or such other engagements, even though the interests of such persons may be adverse to the Parties or their respective Affiliates in this matter or in other matters.

(b)	Except as otherwise provided in Section 2.3(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise it; provided, that such Party shall (i) provide prior notice to the other Parties of such retention and (ii) be solely responsible for the fees and expenses of such separate Advisors.

2.4 Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

3.	Transaction Costs

3.1 Expenses and Fee Sharing.

(a)	Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including (i) the reasonable out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Parties with respect to the Company, (ii) fees, expenses and disbursements payable to any Advisor retained by a Principal Consortium Member as contemplated by Section 2.3(a), and (iii) fees, expenses and disbursements payable to the joint Advisors to the Consortium and to any Financing Banks in connection with the Debt Financing (“Consortium Transaction Expenses”), and shall reimburse the Principal Consortium Members for, or pay on behalf of the Principal Consortium Members, as the case may be, fees, expenses and disbursements payable to any separate Advisors retained by the Principal Consortium Members pursuant to Section 2.3(b).

(b)	If the Transaction is not consummated (and Section 3.1(c) or Section 3.1(d) do not apply), the Parties agree to share the Consortium Transaction Expenses among the Parties in proportion to their then respective contributed or committed equity interest in Holdco, as contemplated by Section 1.4.

(c)	If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then the breaching Party or Parties shall reimburse any non-breaching Party for all out-of- pocket costs and expenses incurred by non-breaching Parties in connection with this Transaction, including the Consortium Transaction Expenses and any fees, expenses and disbursements payable to Advisors retained by the Parties pursuant to Section 2.3(b), without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d)	If a Party withdraws prior to the consummation of the Transaction and the Transaction is consummated, then the withdrawing Party shall pay its pro rata portion of the Consortium Transaction Expenses incurred or accrued as of the date of its withdrawal, which shall be calculated in proportion to its then contributed or committed equity interest in Holdco, as contemplated by Section 1.4.

(e)	The Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or Merger Sub by the Company pursuant to the Merger Agreement, to be allocated pro rata among the Parties in proportion to their committed equity interests in Holdco, net of the Consortium Transaction Expenses.

4.	Exclusivity and Voting

4.1 Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) the date which is six (6) months after the date of this Agreement, which may be extended as agreed by all Parties in writing, and (ii) the termination of this Agreement pursuant to Section 5.3 (the “Exclusivity Period”), each Party agrees that it shall (and shall cause its Affiliates to):

(a)	work exclusively with the Principal Consortium Members to implement the Transaction, including to (i) evaluate the Company and its business, (ii) conduct negotiations with the Company; (iii) prepare, negotiate and finalize the definitive Transaction documentation in the form to be agreed by the Parties; and (iv) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all of its Company Shares (1) against any Alternative Transaction or matter that would facilitate an Alternative Transaction and (2) in favor of the Transaction;

(b)	not, and shall not permit its Affiliates, or any of its or its Affiliates’ Representatives, directly or indirectly, to (i) propose an Alternative Transaction, or seek, solicit, initiate, induce, facilitate or encourage (including by way of furnishing any non-public information concerning the Company) inquiries or proposals concerning, or participate in any discussions, negotiations, communications or other activities with any person (other than the other Parties) concerning, or enter into or agree to an Alternative Transaction; (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue an Alternative Transaction; (iii) finance or offer to finance any Alternative Transaction, including by offering any equity or debt finance, or contribution of Company Shares or other securities in the Company or provision of a voting agreement, in support of any Alternative Transaction; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is inconsistent with the provisions of this Agreement or the Transaction as contemplated by this Agreement; (v) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Company Shares or other securities in the Company (“Transfer”), in each case, except as expressly contemplated under the definitive Transaction documentation; (vi) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any Company Shares or other securities in the Company, or any right, title or interest thereto or therein; (vii) deposit any Company Shares or other securities in the Company into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Company Shares or other securities in the Company; or (viii) seek, solicit, initiate, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.1(b)(i) to Section 4.1(b)(vii);

(c)	immediately cease and terminate, and cause to be ceased and terminated, any discussions, negotiations, communications or other activities with any parties that may be ongoing with respect to any Alternative Transaction; and

(d)	promptly notify the Principal Consortium Members if it or, to its knowledge, any of its Affiliates or any of its or its Affiliates’ Representatives receives any approach or communication with respect to any Alternative Transaction, including the other persons involved and the nature and content of the approach or communication, and provide the Principal Consortium Members with copies of any written communication.

Notwithstanding the foregoing provisions of this Section 4.1, to the extent the Company specifically requests that the Chairman cooperate in respect of a bona fide written Alternative Transaction that was not made, sought, initiated, solicited, encouraged, induced, facilitate or joined by the Chairman, and the Chairman determines (solely in his capacity as the chairman of the Company Board or a member of the Company Board, and not in his capacity as a shareholder) that, based on the written advice of Cayman Islands counsel to the Consortium, that the Chairman is obligated in such capacity to cooperate with the Company in order to comply with his fiduciary duties under Cayman Islands law, the Chairman may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity. In no event shall this clause be used by the Chairman as a means to (i) circumvent the exclusivity provisions under this Section 4.1 or (ii) enter into any agreement, understanding or arrangement with any party with respect to an Alternative Transaction during the Exclusivity Period.

5.	Termination

5.1 Right to Withdraw. Prior to the execution of the Merger Agreement, (a) if an Initial Sponsor wishes to withdraw from the Transaction for any reason and the Chairman has consented to such withdrawal, then such Initial Sponsor may cease its participation in the Transaction by providing a written notice to the other Principal Consortium Members, and (b) if the Principal Consortium Members agree that the Parties are unable to agree, after good faith endeavors, either (x) as among the Parties on the material terms of the Transaction or the Debt Financing or (y) with the Special Committee on the material terms of the Transaction, then any Party may cease its participation in the Transaction by providing a written notice to the Principal Consortium Members, and in each case this Agreement shall terminate with respect to such Initial Sponsor or Party, as applicable, following which the provisions of Section 5.5(a) will apply.

5.2 Upon Expiration of Exclusivity Period. Subject to Section 5.5(b), this Agreement shall terminate without any further action on the part of any Party upon the expiration (including any extensions thereof) of the Exclusivity Period unless Holdco and the Company have entered into the Merger Agreement prior to such expiration.

5.3 Other Termination Events. Subject to Section 5.5(b), this Agreement shall terminate with respect to all Parties upon a written agreement among the Parties to terminate this Agreement.

5.4 After Execution of Merger Agreement. Subject to Section 5.5(b), after the execution of the Merger Agreement, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Merger Agreement is validly terminated in accordance with its terms.

5.5 Effect of Termination.

(a)	Upon termination of this Agreement with respect to a Party pursuant to Section 5.1, Article 3 (Transaction Costs), Article 4 (Exclusivity and Voting), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article 3 for its pro rata portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(b)	Upon termination of this Agreement pursuant to Section 5.2, 5.3 or Section 5.4, Article 3 (Transaction Costs), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind the Parties and each of the Parties shall be liable under Article 3 for its portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(c)	Other than as set forth in Section 5.5(a) and Section 5.5(b) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement after termination.

6.	Announcements and Confidentiality

6.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party either to the Company (including the Company Board) or to the public without the prior written consent of each of the Principal Consortium Members, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by laws, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the Principal Consortium Members and the Principal Consortium Members have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

6.2 Confidentiality.

(a)	Each Party agrees to keep confidential and to use only for the purpose of evaluating, pursuing and implementing the Transaction all information that the Company, another Party or any of their respective Representatives (each, a “Disclosing Party”) furnishes or otherwise makes available to a Party (the “Receiving Party”) and its Representatives, including any technical, scientific, trade secret or other proprietary information of the Company or the disclosing Party with which the Receiving Party or its Representatives may come into contact in the course of its investigation, and whether oral, written or electronic (collectively, the “Evaluation Material”). Notwithstanding the foregoing, the term “Evaluation Material” does not include information that (A) was available to the Receiving Party without a duty of confidentiality to the applicable Disclosing Party in breach of this Agreement prior to the disclosure by such Disclosing Party, (B) is or becomes available to a Receiving Party on a non-confidential basis from a source other than the applicable Disclosing Party, provided that such other source is not known by the Receiving Party to be bound by a confidentiality obligation to the applicable Disclosing Party or is otherwise prohibited from disclosing the information to the Receiving Party, (C) is or becomes generally available to the public (other than as a result of a breach by the Receiving Party or its Representatives of this Agreement) or (D) is independently developed by the Party or its Representatives without use of any Evaluation Material.

(b)	Each Party agrees that neither it nor any of its Representatives will, without the prior written consent of the other Parties, directly or indirectly, disclose to any other person (excluding any of its Affiliates and Representatives), (i) the fact that discussions or negotiations may take place, are taking place or have taken place concerning a Transaction or any of the terms or other facts relating thereto, including the status thereof, but not including any Evaluation Material, (ii) the existence or the terms of this Agreement or (iii) that it or its Representatives have received or produced any Evaluation Material (items (i), (ii) and (iii), collectively, “Transaction Information”); provided, however, that each Party may disclose Transaction Information to the extent (x) required by, and pursuant to, Section 6.3(b), or (y) it has received the written opinion of its outside counsel that it is required to make such disclosure in order to avoid violating the U.S. federal securities laws, and, in the case of clauses (x) or (y), the requirement to make such disclosure does not arise from its breach of this Agreement; and, provided, further, that in the case of clause (y), to the extent legally permissible and reasonably practicable the Party will notify the other Parties prior to making any such disclosure by providing the other Parties with the text of the intended disclosure at least 24 hours prior to making the disclosure, and will seek to narrow the intended disclosure to the extent the other Parties reasonably so request.

(c)	Subject to Section 6.2(d), upon the request of the Company, ABG or Boyu, each Party shall (and shall cause its Representatives and Affiliates to), at its election, promptly deliver to the Company or destroy all copies of the Evaluation Material, including that which is contained in any notes or other materials prepared by such Party or its Representatives, without retaining any copy thereof, including, to the extent practicable, expunging all such Evaluation Material from any computer, word processor or other device containing such information. If requested by the Company, ABG or Boyu, an appropriate officer of the Party will certify to the Company, ABG or Boyu, as applicable, that all such material has been so delivered or destroyed. Notwithstanding the foregoing, (i) each Party’s legal department and/or outside counsel may keep one copy of the Evaluation Material (in electronic or paper form) and each Party’s Representatives may keep one copy of the Evaluation Material as required by bona fide policies and procedures implemented by such Representatives in order to comply with applicable law, regulation, professional standards or reasonable business practice and (ii) each Party and its Representatives may retain Evaluation Material to the extent it is “backed-up” on the Party’s or its Representatives’ (as the case may be) electronic information management and communications systems or servers, is not available to an end user and cannot be expunged without considerable effort. Any and all duties and obligations existing under this Agreement shall remain in full force and effect for the term set forth in Section 6.2(d), notwithstanding the delivery or destruction of the Evaluation Material required by this Section 6.2(c). The Party also agrees to notify the Company promptly upon its determination to cease to consider a Transaction.

(d)	Each Party acknowledges that, in relation to any Evaluation Material or Transaction Information received from a Disclosing Party, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 5.1, 5.2 or 5.3, unless otherwise agreed in writing.

6.3 Permitted Disclosures.

(a)	A Party may disclose Transaction Information or Evaluation Material to its Affiliates or Representatives for the purpose of assisting the Party in its evaluation, pursuit and implementation of a Transaction so long as the Party causes its Affiliates or Representatives to treat the Transaction Information or Evaluation Material in a confidential manner and as provided in this Section 6.3.

(b)	In the event that a Party or any of its Representatives or Affiliates are required to disclose any Transaction Information or Evaluation Material by law or in connection with a judicial or administrative proceeding (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process) or pursuant to a formal request from a regulatory examiner, to such regulatory examiner, it will provide the other Parties with prompt and, to the extent legally permissible and reasonably practicable, prior notice of such requirement(s). Each Party also agrees, to the extent legally permissible and reasonably practicable, to provide the other Parties, in advance of any such disclosure, with a list of any Transaction Information or Evaluation Material it intends to disclose (and, if applicable, the text of the disclosure language itself) and to reasonably cooperate with the other Parties to the extent the other Parties may seek to limit such disclosure, including, if requested, taking all reasonable steps, at the sole expense of the Party seeking to limit such disclosure, to resist or avoid any such judicial or administrative proceedings referred to above. If and to the extent, in the absence of a protective order or the receipt of a waiver from the other Parties after a request in writing therefor is made by the Party (such request to be made as soon as practicable to allow the other Parties a reasonable amount of time to respond thereto), the disclosing Party or its Representatives or its respective Affiliates are legally required to disclose Transaction Information or Evaluation Material to any tribunal or regulatory examiner to avoid censure or penalty, the disclosing Party will limit such disclosure to that which is legally required and will use reasonable efforts to obtain assurances that confidential treatment will be accorded to any Transaction Information or Evaluation Material that the disclosing Party is so required to disclose, and thereafter it may disclose such information without liability hereunder.

7.	Notices

7.1 Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by facsimile, overnight courier or e-mail to the contact details set forth on the signature pages and shall be copied to the additional contact as set forth thereon as well or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; upon confirmation or proof of successful transmission if sent by facsimile or e-mail (provided that if given by facsimile or e-mail, such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

8.	Representations and Warranties

8.1 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2 Company Shares. As of the date of this Agreement, (i) each Party (A) Owns the number of outstanding Company Shares set forth under the heading “Company Shares” next to its names on Schedule D hereto, and (B) Owns the other Securities set forth under the heading “Other Securities” next to their names on Schedule D hereto, in each case free and clear of any encumbrances or restrictions; (ii) such Party has the sole right to control the voting and disposition of the Company Shares (if any) and any other Securities (if any) Owned by such Party; and (iii) such Party does not Own, directly or indirectly, any Company Shares or other Securities other than as set forth on Schedule D hereto. Each Party agrees that it shall not acquire Ownership of any Company Shares prior to the termination of this Agreement pursuant to Section 5.

8.3 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and Section 8.2 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of any Party shall not be assigned without the prior consent of the Principal Consortium Members; provided, that each of the Parties may assign its rights and obligations under this Agreement upon Closing, in whole or in part (including, for the avoidance of doubt, a syndication of part of its equity commitment), to any of its Affiliates. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

9.7 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

9.9 Dispute Resolution. Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.9. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal (the “Tribunal”) shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The Tribunal shall have no authority to award punitive or other punitive-type damages. The award of the Tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.10 Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

9.11 Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

10.	Definitions and Interpretations

10.1 Definitions. In this Agreement, unless the context requires otherwise:

“ADSs” means the Company’s American Depository Shares, each representing eight Company Shares.

“Advisors” means any advisors or consultants of the Consortium, Holdco, Merger Sub or a Party, in each case appointed in connection with the Transaction.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act; including, for the avoidance of doubt, any affiliated investment funds of such Party or any investment vehicles of such Party or such funds; provided, however, that with respect only to Parties that are a private equity, sovereign or other funds in the business of making investments in portfolio companies managed independently, no portfolio company of any such Party (including portfolio company of any affiliated investment fund or investment vehicle of such Party) shall be deemed to be an Affiliate of such Party.

“Alternative Transaction” means any inquiry, proposal or offer from any person (other than the Consortium) relating to (i) any direct or indirect acquisition or purchase of any capital stock or other equity interest in, or any of the businesses of, the Company, or a merger, consolidation or other business combination transaction involving the Company or (ii) a transfer, sale or lease of any of the assets of the Company or any of its Subsidiaries that are used or have been used by the Company or any of its Subsidiaries in the conduct of their respective businesses.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in Hong Kong, in New York City, New York, and in Singapore, for the transaction of normal banking business.

“Company Shares” means the issued and outstanding ordinary shares, par value US$0.02 per share, of the Company, including the shares represented by the ADSs.

“Consortium” means the consortium formed by the Parties and any Additional Sponsor to undertake the Transaction.

“Control” shall have the meaning ascribed to such terms in Rule 12b-2 under the Exchange Act.

“Own” or “Ownership” means, with respect to a person and security, the person (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

“Representative” of a Party means that Party’s officers, directors, employees, accountants, counsel, financial advisors, consultants, other advisors, commercial bankers, lending institutions, general partners, limited partners, and other potential debt and equity financing sources. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares of the Company including Company Shares and the ADSs.

10.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signatures begin on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

GE LI

/s/ Ge Li

Notice details:

Address: 288 Fute Zhong Road
The China (Shanghai) Pilot Free
Trade Zone
Shanghai 200131
People’s Republic of China
Facsimile: +86-21-50463718
E-mail: geli@vip.163.com with a copy to (which alone shall not constitute notice):

Wilson Sonsini Goodrich &
Rosati, P.C.
Address: Suite 1509, 15F
Jardine House
1 Connaught Place, Central
Hong Kong
Attention:	Weiheng Chen Zhan Chen
Facsimile:	+852 3972 4999
E-mail:	wchen@wsgr.com zchen@wsgr.com

ABG CAPITAL PARTNERS II GP, L.P.

By:	ABG CAPITAL PARTNERS II GP LIMITED, its general partner

By:	/s/ Yu Fan
Name: Title:	Yu Fan Director

Notice details:

Address: Unit 3002-3004,

30th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Frank Yu

Facsimile: +852 2562-2026

E-mail: frank.yu@ally-bridge.com

with a copy to (which alone shall
not constitute notice):

Sullivan and Cromwell LLP

Address: 28th Floor

9 Queen’s Road Central

Hong Kong

Attention: Michael DeSombre

Facsimile: +852 2522-2280

E-mail:

desombrem@sullcrom.com

BOYU CAPITAL FUND II, L.P.

By:	BOYU CAPITAL GENERAL PARTNER II, L.P., its general partner

By:	BOYU CAPITAL GENERAL PARTNER II, LTD., its general partner

By:	/s/ Fok Chung Shing Vincent
Name: Title:	Fok Chung Shing Vincent Director

Notice details:

Address: c/o Boyu Capital,

Suite 1508, 15/F, Hutchison

House, 10 Harcourt Road,

Central, Hong Kong

Attention: Yanling Cao

Facsimile: +852 3987 1711

E-mail:

ycao@boyucapital.com

with a copy to (which alone

shall not constitute notice):

Weil, Gotshal & Manges LLP

Address: 29/F, Alexandra

House 18 Chater Road,

Central, Hong Kong

Attention: Akiko Mikumo

                  Tim Gardner

Facsimile: +852 3015 9354

E-mail:

akiko.mikumo@weil.com

tim.gardner@weil.com